

November 24, 2010

Stanley G. Rosenbaum
Chief Financial Officer, Treasurer
and Principal Financial Officer
BioScrip, Inc.
100 Clearbrook Road
Elmsford, NY 10523

> **Re:** **BioScrip, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **DEF 14A filed May 10, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File Number: 000-28740**

Dear Mr. Rosenbaum:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business.

Supply Agreement, page 8

1. Please provide us with draft disclosure for future filings that includes a discussion of the termination provisions of your agreement with AmerisourceBergen Drug Corporation. Also include the term of the agreement in the disclosure which extends until August 2012, with the possibility of an additional extension, as you have done in the risk factor on page 20.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Allowance for Doubtful Accounts, page 27

2. Please provide us draft disclosure to include in future filings that includes an aging of accounts receivable by payor mix.

Allowance for Contractual Discounts, page 27

3. For each period presented, please provide us draft disclosure to include in future filings to quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2009, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2008 and the amount of the new estimate or settlement amount for those 2008 services that was recorded during 2009.

Liquidity and Capital Resources, page 32

4. Please provide us draft disclosure to include in future filings to discuss the reasons for the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented.

DEF 14A filed May 10, 2010

Compensation Discussion & Analysis, page 31

5. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Form 10-Q for the quarterly period ended September 30, 2010

Unaudited Consolidated Statement of Operations, page 4

6. Please tell us why you do not provide disclosure on the face of the income statement presenting product and service revenues separately as well as separately presenting their costs of revenues. Please refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to the Unaudited Consolidated Financial Statements
Note 3 – Acquisitions, page 7

7. We note that warrants were issued in connection with the acquisition. Based on the
    warrant agreement it appears as though the warrants are subject to adjustment if you
    subsequently issue equity at a price lower than the market price of your common stock at
    that time. Please tell us why the warrants issued are not required to be classified as
    liabilities pursuant to ASC 815-40-15 and subsequent changes in fair value recorded in
    earnings. Please provide us draft disclosure to include in future filings of a separate note
    to the financial statements that discloses the total number of warrants outstanding, how
    the fair value of the warrants was determined and the assumptions that were used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker,
Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing
of your response, as well as any questions regarding comments on the financial statements and
related matters. Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler,
Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this
regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant